Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Auxilium Pharmaceuticals, Inc.:

We consent to the incorporation by reference in the registration statements (Nos. 333-127489, 333-133477 and 333-135344) on Form S-3 and in the registration statements (Nos. 333-117595 and 333-135347) on Form S-8 of Auxilium Pharmaceuticals, Inc. of our report dated April 15, 2005, with respect to the consolidated statements of operations, redeemable convertible preferred stock, stockholders’ equity (deficit) and comprehensive loss, and cash flows of Auxilium Pharmaceuticals, Inc. and subsidiaries for the year ended December 31, 2004, which report appears in the December 31, 2006, annual report on Form 10-K of Auxilium Pharmaceuticals, Inc.

/s/ KPMG LLP

Philadelphia, Pennsylvania

March 13, 2007